Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

The Board of Directors of

PBF Energy Inc:

We consent to the use of our report dated June 23, 2011 with respect to the balance sheet of Paulsboro Refining Business as of December 16, 2010, and the related statements of income, changes in net parent investment, and cash flows for the period from January 1 through December 16, 2010, appearing in PBF Energy Inc.’s Annual Report (Form 10-K) for the year ended December 31, 2012, incorporated herein by reference and in the registration statement and to the reference to our firm under the headings “Experts” in the prospectus.

/s/ KPMG LLP

San Antonio, Texas

October 7, 2013